Exhibit 99.193

# Q3
# 2021

# CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Expressed in thousands of Canadian Dollars

TSX : VLNS
OTCQX : VLNCF

**The Valens Company Inc.**

THE VALENS COMPANY INC.

TABLE OF CONTENTS

Condensed Interim Consolidated Statements of Financial Position	1

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss	2

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity	3

Condensed Interim Consolidated Statements of Cash Flows	4

Notes to the Condensed Interim Consolidated Financial Statements	5-31

THE VALENS COMPANY INC.

Condensed Interim Consolidated Statements of Financial Position

As at August 31, 2021 and November 30, 2020

(Unaudited, Expressed in Thousands of Canadian Dollars)

		August 31, 2021	November 30, 2020
	Notes	$	$
ASSETS
Current
Cash		30,958	20,344
Restricted cash	6	1,498	-
Marketable securities and derivatives	4	-	1,032
Trade and other receivables	5	41,116	27,544
Prepaid expenses and other current assets	7	16,572	12,530
Promissory note receivable	8	89	1,409
Income tax receivable		4,415	1,236
Indemnity assets	6	14,170	-
Inventory	11,15	29,605	14,383
		138,423	78,478
Non-Current
Property, plant and equipment	9	70,776	53,156
Intangible assets	10	75,470	31,819
Other non-current receivables	16	501	-
Goodwill	6	40,662	4,123
TOTAL ASSETS		325,832	167,576
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities		29,684	14,396
Term loan and other debt – current	12	7,843	2,025
Contractual obligation – current	13	2,478	1,660
Lease liabilities – current		1,541	547
Contingent consideration – current	6	1,165	-
Onerous contract provision	22	-	819
Other liability	6	14,170	-
Income taxes payable		335	414
		57,216	19,861
Non-Current
Notes payable	6	1,333	-
Term loan and other debt	12	19	6,913
Contractual obligation	13	6,790	9,041
Contingent consideration	6	11,080	-
Lease liabilities		4,893	3,903
Deferred tax liability		2,346	472
		83,677	40,190
Shareholders’ equity
Share capital	17	296,948	162,585
Reserves	17	26,339	19,651
Obligation to issue shares	17	1,599	1,933
Accumulated other comprehensive income		1,663	-
Deficit		(84,394)	(56,783)
		242,155	127,386
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		325,832	167,576
Commitments and contingencies (Note 22)
Subsequent events (Note 24)
Approved on behalf of the Board on October 13, 2021:
Signed	Signed

”Tyler Robson”	”Drew Wolff”
Director	Director

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements

1

THE VALENS COMPANY INC.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

For the Three and Nine Months Ended August 31, 2021 and 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

		For the three months ended		For the nine months ended
		August 31,		August 31,
		2021	2020	2021	2020
	Notes			$	$
Revenue		24,569	18,517	66,812	68,127
Excise taxes		(3,579)	(389)	(7,044)	(392)
Net revenue	14	20,990	18,128	59,768	67,735
Cost of sales	9,11,15	15,242	10,311	44,570	31,618
Inventory valuation allowance	11	119	504	664	4,398
Gross profit		5,629	7,313	14,534	31,719
Operating expenses
Advertising, commission, and selling		2,290	497	3,342	1,182
Depreciation and amortization	9,10	3,553	2,588	8,764	7,410
Facility costs		282	487	1,237	1,438
General and administrative		1,095	697	2,891	1,748
Impairment loss on trade receivables		47	10	233	256
Insurance		1,446	355	2,404	1,074
Management and consulting fees	16	1,766	776	3,307	2,031
Professional fees		1,809	888	4,684	2,250
Research, extraction and lab supplies		590	322	2,015	1,760
Share-based payments	16,17	1,052	1,612	4,028	6,483
Travel and business development		194	15	247	263
Wages and salaries	15,16	5,380	2,428	13,243	6,200
		19,504	10,675	46,395	32,095
Loss from operations		(13,875)	(3,362)	(31,861)	(376)
Other income (expense)
Interest income	8	17	66	405	434
Remeasurement of contingent consideration	6	(230)	-	(230)	-
Financing costs	12	(278)	(257)	(603)	(370)
Foreign exchange gain (loss)	13,20	(483)	650	176	132
Joint venture termination cost	16	-	-	-	(931)
Accretion	12,13	(128)	(212)	(954)	(512)
Gain on loan extinguishment		166	-	166	-
Gain (loss) on disposal of capital assets		184	(28)	218	(28)
Gain on marketable securities and derivatives		-	-	395	-
		(752)	219	(427)	(1,275)
Loss before income taxes		(14,627)	(3,143)	(32,288)	(1,651)
Provision for (recovery of) income taxes	18
Current		(1,570)	(74)	(4,058)	2,555
Deferred		(258)	(5)	(619)	(159)
		(1,828)	(79)	(4,677)	2,396
Loss for the period		(12,799)	(3,064)	(27,611)	(4,047)
Basic and diluted loss per common share		(0.08)	(0.02)	(0.19)	(0.03)
Other comprehensive income - that may be reclassified to net loss
Foreign currency translation income		1,663	-	1,663	-
Comprehensive loss for the period		(11,136)	(3,064)	(25,948)	(4,047)
Weighted average number of common shares outstanding
Basic and diluted		168,516,488	128,075,319	144,251,518	127,203,254

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements

2

THE VALENS COMPANY INC.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

For the Nine Months Ended August 31, 2021 and 2020

(Unaudited, Expressed in Thousands of Canadian Dollars)

	Share Capital

				Obligation to	Accumulated Other Comprehensive
	Number	Amount	Reserves	issue shares	Income	Deficit	Total
		$	$	$	$	$	$
Balance, November 30, 2019	125,504,096	153,826	12,590	2,375	-	(36,057)	132,734
Shares issued for exercise of warrants (Note 17(g))	175,424	851	(333)	-	-	-	518
Shares issued for exercise of options (Note 17 (h))	81,250	182	(89)	-	-	-	93
Share-based payments (Note 17(i))	900,000	1,440	5,262	(219)	-	-	6,483
Shares issued for SoRSE agreement (Note 17(j))	1,730,432	5,070	-	-	-	-	5,070
Shares cancelled – normal course issuer bid (Note 17(k))	(43,600)	(54)	-	-	-	(44)	(98)
Loss for the period	-	-	-	-	-	(4,047)	(4,047)
Balance, August 31, 2020	128,347,602	161,315	17,430	2,156	-	(40,148)	140,753
Balance, November 30, 2020	129,173,184	162,585	19,651	1,933	-	(56,783)	127,386
Exercise of RSUs (Note 17(a))	137,828	101	(477)	-	-	-	(376)
Shares issued for exercise of warrants (Note 17(b))	3,500	10	(1)	-	-	-	9
Shares issued for exercise of options (Note 17 (c))	349,028	1,434	(677)	-	-	-	757
Units issued through bought deal financing (Note 17(d))	33,304,300	81,354	4,345	-	-	-	85,699
Share issuance costs (Note 17(d))	-	(5,777)	-	-	-	-	(5,777)
Share-based payments (Note 17(e))	410,000	588	3,498	(334)	-	-	3,752
Shares issued for acquisition of LYF (Note 17 (f) , Note 6)	9,318,095	16,214	-	-	-	-	16,214
Shares issued for acquisition of GR (Note 17 (g), Note 6)	12,284,178	40,439	-	-	-	-	40,439
Foreign currency translation income	-	-	-	-	1,663	-	1,663
Loss for the period	-	-	-	-	-	(27,611)	(27,611)
Balance, August 31, 2021	184,980,113	296,948	26,339	1,599	1,663	(84,394)	242,155

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements

3

THE VALENS COMPANY INC.

Condensed Interim Consolidated Statements of Cash Flows
For the Nine Months Ended August 31, 2021 and 2020
(Unaudited, Expressed in Thousands of Canadian Dollars)

		August 31, 2021	August 31, 2020
	Notes	$	$
OPERATING ACTIVITIES
Loss for the period		(27,611)	(4,047)
Adjustment for non-cash items:
Depreciation and amortization		10,062	7,915
Share-based payments		4,028	6,483
Inventory valuation allowance		664	4,398
Impairment loss on trade receivables		233	-
Provision (recovery) for income taxes		(4,677)	2,396
Interest expense on lease liability		172	117
Accretion		954	512
Foreign exchange (gain) loss		(176)	(137)
Interest income on promissory note receivable		(218)	(32)
Loss (gain) on disposal of capital assets		(218)	28
Gain on marketable securities and derivatives		(395)	-
Gain on loan extinguishment		(166)	-
Loss on remeasurement of contingent liability		230	-
Working capital adjustments:
Trade and other receivables		(9,034)	588
Prepaid expenses and other current assets		(2,041)	(8,167)
Inventory		(13,026)	(20,709)
Contractual obligation		(1,545)	-
Accounts payable and accrued liabilities		9,921	(927)
Income taxes (paid) / recovered		798	(5,603)
		(32,045)	(17,185)
INVESTING ACTIVITIES
Acquisition of property, plant and equipment		(15,179)	(21,287)
Acquisition of intangible assets		(157)	(7,921)
Repayment of promissory note receivable	8	1,625	-
Proceeds from sale of capital assets		310	47
Proceeds on sale of financial instruments		794	-
Issuance of promissory note receivable		(750)	(1,000)
Acquisition of LYF	6	(3,713)	-
Acquisition of Green Roads	6	(17,823)	-
Proceeds on redemption of GIC		-	8,500
		(34,893)	(21,661)
FINANCING ACTIVITES
Proceeds from term loan, net of deferred finance costs		-	19,394
Proceeds from bought deal, net of share issuance costs	17	79,922	-
Proceeds from exercise of warrants		9	518
Proceeds from exercise of stock options		757	93
Payment on exercise of RSUs		(376)	-
Payment to settle obligation to issue shares		(276)	-
Purchase of shares under normal course issuer bid		-	(98)
Repayments of term loan		(1,675)	(500)
Payments on lease liability		(684)	(192)
		77,677	19,215
Effect of exchange rate changes on cash		(125)	-
CHANGE IN CASH		10,614	(19,631)
Cash, beginning of period		20,344	49,888
Cash, end of period		30,958	30,257
Supplemental disclosure with respect to cash flows (Note 21)

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements

4

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements
For the Nine Months Ended August 31, 2021 and 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

1. DESCRIPTION OF BUSINESS

The Valens Company Inc. (the “Company”) was incorporated under the laws of British Columbia on January 14, 1981. On June 18, 2020, the Company completed a continuance under the Canada Business Corporations Act (“CBCA”), making the Company a federal corporation governed by the CBCA. At the same time, the Company changed its name from Valens GroWorks Corp. to The Valens Company Inc. The Company operates in the cannabis industry and is focused on delivering a diverse suite of extraction methodologies, end-to-end development and manufacturing of innovative cannabinoid-based products and analytical testing. The Company’s common shares trade under the trading symbol “VLNS” on the Toronto Stock Exchange (“TSX”) and under the trading symbol “VLNCF” on the OTC Markets.

The address of the Company’s registered office is 199 Bay Street, 5300 Commerce Court West, Toronto, ON, M5L 1B9.

Valens Agritech Ltd. (“VAL”), was granted its Licensed Producer (“LP”) license to cultivate and produce oil under the Access to Cannabis for Medical Purposes Regulations and subsequently, a standard processing and standard cultivation license under the Cannabis Act. This license was subsequently amended by Health Canada to permit sales directly to provinces and territories, sales of dried cannabis products to authorized provincial and territorial retailers, and the addition of the second production facility in Kelowna. VAL also holds an analytical testing license and received a cannabis research license from Health Canada under the Cannabis Act.

On July 19, 2018, Valens Farms Ltd. (“Farms”) was incorporated under the laws of British Columbia. Farms currently holds the real estate interest of the Company’s processing facilities in Kelowna, BC.

On October 18, 2018, Valens Labs Ltd. (“Labs”) was incorporated under the laws of British Columbia to perform analytical testing services on cannabis products.

On November 8, 2019, the Company acquired 100% of the shares of Southern Cliff Brands Inc. (d/b/a Pommies Cider Co.) (“Pommies”). Pommies is an Ontario based manufacturer and distributer of alcoholic beverages within the cider industry. Pommies is also a mature cannabis micro-processing license applicant.

On June 26, 2020, Valens Australia Pty Ltd. (“VAPL”) was incorporated under the laws of Western Australia to develop the Company’s presence in the Australian market.

On March 5, 2021, the Company acquired 100% of the shares of LYF Food Technologies Inc. (“LYF”). LYF is a edibles manufacturer based in Kelowna, BC with expertise in product creation, white label manufacturing and infusion technologies. LYF also holds a standard processing license that was subsequently amended by Health Canada to permit sales directly to provinces and territories.

On June 17, 2021, the Company acquired 100% of the shares of Green Roads and its manufacturing subsidiary (collectively, “Green Roads” or “GR”). Green Roads was the largest privately-owned CBD company in the United States. Based in South Florida, Green Roads produces health and wellness products using hemp-derived CBD across a variety of consumer categories such as oils, topicals, ingestibles, personal care and pet products.

5

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months Ended August 31, 2021 and 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

2. BASIS OF PREPARATION

Statement of compliance

These condensed interim consolidated financial statements have been prepared in conformity with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, using the same accounting policies as detailed in the Company’s annual audited consolidated financial statements for the year ended November 30, 2020. These condensed interim consolidated financial statements do not include all the information required for full annual financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). These condensed interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

These condensed interim consolidated financial statements of the Company were approved and authorized for issue by the Board of Directors on October 13, 2021.

Basis of measurement

These condensed interim consolidated financial statements have been prepared on the accrual basis of accounting except for cash flow information, and on a historical cost basis except for certain financial assets and liabilities measured at fair value. The financial statements are presented in thousands of Canadian Dollars, which is also the Company’s functional currency with exception to Green Roads, which has a functional currency of the U.S. Dollar.

Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, VAL, Farms, Labs, Pommies, VAPL, Green Roads, and LYF. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of the subsidiaries are included in the condensed interim consolidated financial statements from the date that control commences until the date that control ceases.

All intra-company transactions, balances, income and expenses were eliminated in full on consolidation.

Comparative figures

Certain immaterial comparative figures have been reclassified to conform to the current year’s presentation.

Foreign currency translation

The consolidated financial statements are presented in Canadian dollars, which is the parents’ functional currency. Transactions in foreign currencies are initially recorded in the functional currency, at the respective functional currency rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the spot rate of exchange ruling at the reporting date. All differences are taken to consolidated statements of loss and comprehensive loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction.

The financial results of Company entities that have a functional currency different from the presentation currency are translated into the presentation currency. The functional currency of Green Roads is the United States dollar. All assets and liabilities, including fair value adjustments are translated into the presentation currency at the rate of exchange ruling at the reporting date. Income and expenditure transactions of foreign operations are translated at the average rate of exchange for the year. Differences arising on translation from the reporting date are recognized in accumulated other comprehensive income.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains or losses arising from such a monetary item are considered to form part of the net investment in a foreign operation and are recognized in accumulated other comprehensive income. On disposal of part or all of the operations, the proportionate share of the related cumulative gains or losses previously recognized in other comprehensive income is allocated to the consolidated statements of loss and comprehensive loss.

6

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements For the Nine Months Ended August 31, 2021 and 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

2. BASIS OF PREPARATION – continued

Business combinations

The Company uses the acquisition method of accounting for business acquisitions. Acquired assets and assumed liabilities are recognized at their fair values at the acquisition date. For those acquisitions that include a contingent consideration arrangement, the contingent consideration is measured at its acquisition date fair value and subsequent changes in such fair value amounts are recognized in loss for the period.

Acquisition-related costs are recognized in loss for the period, as incurred.

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the fair value of consideration paid over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized. If the net amounts assigned to the assets acquired and liabilities assumed exceed the consideration paid, then the Company is required to reassess the value of both the consideration paid and net assets acquired and any excess remaining after this reassessment is recognized immediately in loss for the period. Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

If the initial accounting for a business acquisition is incomplete by the end of the reporting period in which the acquisition occurs, the Company will report provisional amounts for the items for which the accounting is incomplete and note these items as provisional. Those provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances at the acquisition date that, if known, would have affected the amounts recognized at that date.

The measurement period is the period from the date of acquisition to the date the Company obtains complete information about facts and circumstances as of the acquisition date, to a maximum of one year.

Critical accounting estimates and judgments

The preparation of these condensed interim consolidated financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period.

Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i)	The inputs used in calculating the fair value for share-based payment expense included in loss and comprehensive loss.

ii)	The valuation of shares and other equity instruments issued in non-cash transactions. Generally, the valuation of non-cash transactions is based on the value of the goods or services received. When non-cash transactions are entered into with employees and those providing similar services, the non-cash transactions are measured at the fair value of the consideration given up using market prices.

7

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements
For the Nine Months Ended August 31, 2021 and 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

2.	BASIS OF PREPARATION – continued

iii)	Amortization of property, plant and equipment and intangible assets are dependent upon the estimated useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

iv)	Valuation and impairment testing of intangible assets and goodwill. This assessment included a consideration of external and internal indicators that the asset may be impaired.

v)	Inventory is carried at the lower of cost or net realizable value. The determination of net realizable value involves significant management judgement and estimates, including the estimation of future selling prices.

vi)	The Company applied judgement in analysing fixed price supply agreements to determine whether the costs and purchase obligations under the contract exceed the economic benefits expected to be received from it. Management measures onerous contracts as a provision or a reduction to prepaid deposits associated with the agreement.

vii)	Judgement is required to assess whether the amounts paid on achievement of milestones represents contingent consideration or compensation for post-acquisition services. Judgment is also required to measure the contingent consideration and to assess whether it should be classified as equity or a liability. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as a liability is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognised in profit or loss.

viii)	In determining the allocation of the purchase price in business acquisitions, estimates are used based on market research and appraisal values. Identified intangible assets are fair valued using appropriate valuation techniques which are generally based on a forecast of the total expected future net cash flows of the acquiree. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

COVID-19 estimation uncertainty

On March 11, 2020, the World Health Organization declared the outbreak of the novel coronavirus (COVID-19) a global pandemic. This has resulted in governments worldwide, including the Canadian government, to enact emergency measures to combat the spread of the virus. These measures, which include social distancing, the implementation of travel bans, and closures of non-essential businesses, have caused material disruption to businesses globally, resulting in an economic slowdown. The production and sale of cannabis have been recognized as essential services across Canada. As at August 31, 2021, we have not observed any material impairments of our assets or a significant change in the fair value of assets, due to the COVID-19 pandemic.

The situation is dynamic and the ultimate duration and magnitude of the impact of COVID-19 on the economy and the financial effect on our business, financial position and operating results remain unknown at this time. In addition, it is possible that estimates in the Company’s condensed interim consolidated financial statements will change in the near term as a result of COVID-19 and the effect of any such changes could be material, which could result in, among other things, impairment of long-lived assets including intangibles and goodwill. The Company is closely monitoring the impact of the pandemic on all aspects of its business.

8

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months Ended August 31, 2021 and 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

3. APPLICATION OF NEW ACCOUNTING STANDARDS

A. New IFRS Standards that are effective for the current year:

(i) Amendments to IFRS 3, Business combination (“IFRS 3”)

In October 2018, the IASB issued “Definition of a Business (Amendments to IFRS 3)”. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or an asset acquisition. The amendments provide an assessment framework to determine when a series of integrated activities is not a business. The amendments are effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The Company adopted this amendment on December 1, 2020 and has determined that there has been no material impact to the Company’s condensed interim consolidated financial statements.

B. New IFRS Standards in issue but not yet effective:

(ii) Amendments to IAS 37: Onerous Contracts and the Cost of Fulfilling a Contract

The amendment specifies that ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment is effective for annual periods beginning on or after January 1, 2023 with early application permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s condensed interim consolidated financial statements.

(iii) Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of these amendments on the Company’s condensed interim consolidated financial statements.

4. MARKETABLE SECURITIES AND DERIVATIVES

	August 31,	November 30,
	2021	2020
	$	$
Common shares of Canadian licensed producer	-	750
Purchase warrants of Canadian licensed producer	-	282
	-	1,032

On September 4, 2020, the Company subscribed for $ 1,000 of units in a Canadian licensed producer’s private placement. The Company received 3,333,333 common shares and 3,333,333 warrants with an exercise price of $0.40 for a term of three years. During the nine months ended August 31, 2021, the 3,333,333 common shares were sold for a realized gain of $44 and the 3,333,333 warrants were sold for a realized gain of $351.

9

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months Ended August 31, 2021 and 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

5. TRADE AND OTHER RECEIVABLES

	August 31,	November 30,
	2021	2020
	$	$
Trade accounts receivable	35,394	25,692
Less: trade receivables valuation allowance	(905)	(589)
Net trade accounts receivable	34,489	25,103
Unbilled revenue on products/services transferred over time	185	366
GST recoverable	111	229
Employee tax receivable (Note 16)	-	771
Other receivables	3,905	-
Government assistance receivable (Note 15)	2,426	1,075
	41,116	27,544

6. BUSINESS ACQUISITIONS

Acquisition of LYF

On March 5, 2021, the Company entered into an agreement to acquire all of the shares of LYF (“LYF Agreement”). LYF is a edibles manufacturer based in Kelowna, BC with expertise in product creation, white label manufacturing and infusion technologies. The transaction constituted a business combination under IFRS 3, Business Combinations.

Management is in the process of gathering the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired and liabilities assumed. As such, the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date. The values assigned are, therefore, preliminary and subject to change. Management continues to refine and finalize its purchase price allocation for the fair value of property, plant and equipment, intangible assets, goodwill and deferred taxes.

The consideration paid at closing was $18,409, which is comprised of $3,909 cash and 8,333,480 common shares valued at $14,500. In addition, there were 984,615 common shares, valued at $1,713 placed in escrow subject to release based on the indemnity provisions of the LYF Agreement. Further, there was a $750 promissory note funded from the Company to LYF pre-acquisition, which gained $12 of accrued interest and was assumed at $762.

The contingent consideration of $2,810 represents four earn- out EBITDA milestone payments of which two milestones end February 28, 2022 (with a total potential payout of $7,500 and currently valued at $1,425) and two milestones end February 28, 2023 (with a potential payout of $10,000 and currently valued at $1,385). The contingent consideration can be settled using cash or common shares at the Company’s discretion. 1,282,051 of the Company’s shares were placed into escrow subject to release upon the achievement of the first earn-out EBITDA milestone ending February 28, 2022. Preliminary valuation of the contingent consideration was calculated using a Monte Carlo simulation and will be subsequently reviewed and remeasured on a quarterly basis.

During the three months ended August 31, 2021, remeasurement of the contingent consideration under the Monte Carlo simulation resulted in a loss of $230.

	Number of	Amount
Consideration	Shares	$
Cash paid on closing		3,909
Shares issued on closing	8,333,480	14,501
Contingent consideration	Note (i)	2,810
Indemnity shares	984,615	1,713
Working capital adjustment		(130)
Financing liabilities assumed		762
Total fair value of consideration		23,565

10

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months Ended August 31, 2021 and 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

6. BUSINESS ACQUISITIONS – continued

Net assets acquired
Current assets
Cash	196
Accounts receivable	150
Prepaid expenses and other current assets	243
Inventory	1,695
Non-current assets
Prepaid deposits	82
Intangible assets (provisional)	13,856
Property, plant and equipment (provisional)	7,070
Total assets	23,292
Current liabilities
Accounts payable and accrued liabilities	2,538
Canadian Emergency Business Account (“CEBA”) Loan	40
Non-current liabilities
Deferred taxes (provisional)	2,493
Total liabilities	5,071
Total net assets acquired	18,221
Purchase price allocation
Net identifiable assets acquired	18,221
Goodwill (provisional)	5,344
23,565
Net cash outflows
Cash consideration paid	(3,909)
Cash acquired	196
(3,713)
Acquisition costs expensed
Three months ended August 31, 2021	22
Nine months ended August 31, 2021	242

(i)	Milestone consideration can be settled using cash or common shares at the Company’s discretion. 1,282,051 shares are currently held in escrow related to the first milestone.

During the three and nine months ended August 31, 2021, the Company’s consolidated revenue included $1,000 and $1,540 from LYF. In addition, for the three and nine months ended August 31, 2021, the Company’s consolidated loss and comprehensive loss included a net loss of $ 464 and $1,269 from LYF. If LYF had been acquired on December 1, 2020, total revenue from LYF would have been $1,820 and the net loss would have been $3,335.

Goodwill arising from the business combination represents expected synergies, future income and growth that are not separately recognized.

During the three months ended August 31, 2021, management acquired an independent fair value appraisal on PP&E balances that resulted in an increase to PP&E and decrease to Goodwill of $984. Furthermore, additions to intangibles have been recognized in the quarter that in the previous quarter were bundled into Goodwill. $ 9,220, $710, and $3,926 has been recognized and recorded for the LYF sales license, LYF customer list and LYF brand respectively. The recognition of these assets resulted in a $13,856 decrease to Goodwill.

Acquisition of Green Roads

On June 17, 2021, the Company entered into an agreement to acquire all of the shares of Green Roads (“GR Agreement”). Green Roads was the largest privately-owned CBD company in the United States. Based in South Florida, the company produces health and wellness products using hemp-derived CBD across a variety of consumer categories such as oils, topicals, ingestibles, personal care and pet products. The transaction constituted a business combination under IFRS 3, Business Combinations.

11

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months Ended August 31, 2021 and 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

6. BUSINESS ACQUISITIONS – continued

The consideration paid at closing was $40,669, which is comprised of $14,400 cash and 7,979,878 common shares valued at $26,270. In addition, there were 4,304,300 common shares, valued at $14,170 placed in escrow subject to the resolution and settlement of certain tax matters, in which the sellers are required to indemnify the Company (indemnity asset and other liability of $14,170 was recognized in the purchase price allocation). Furthermore, there was $3,526 in cash that was placed in escrow subject to adjustments related to net working capital, retention bonuses and the Paycheck Protection Program loan.

The contingent consideration of $ 9,205 represents an earn-out EBITDA milestone payment in which the milestone ends November 30, 2022 (with a total potential payout of $24,556 and valued at $9,205 on acquisition date). The contingent consideration can be settled using cash or common shares at the Company’s discretion. Preliminary valuation of the contingent consideration was calculated using a Monte Carlo simulation and will be subsequently reviewed and remeasured on a quarterly basis.

Management is in the process of gathering the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired and liabilities assumed. As such, the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date. The values assigned are, therefore, preliminary and subject to change. Management continues to refine and finalize its purchase price allocation for the fair value of property, plant and equipment, indemnity assets, other liability, lease liabilities, inventory, current and non-current liabilities, intangibles and goodwill. In addition, changes in deferred taxes may also arise as fair value adjustments are finalized.

	Number of	Amount
Consideration	Shares	$
Cash paid on closing		14,400
Cash held in escrow		3,526
Shares issued on closing	7,979,878	26,269
Tax escrow shares	4,304,300	14,170
Contingent consideration	Note (i)	9,205
Working capital adjustment		(3,192)
Total fair value of consideration		64,378
Net assets acquired
Current assets
Cash		221
Restricted cash		1,460
Accounts receivable		508
Promissory note receivable		100
Prepaid expenses and other current assets		488
Indemnity assets (provisional)		14,170
Inventory		2,908
Non-current assets
Property, plant and equipment (provisional)		2,791
Intangible assets (provisional)		34,894
Other assets		721
Total assets		58,261

12

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months Ended August 31, 2021 and 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

6. BUSINESS ACQUISITIONS – continued

Current liabilities
Accounts payable and accrued liabilities	2,046
Lease liability – current (provisional)	902
Deferred revenue	875
Sales tax payable	1,730
Other liability (provisional)	14,170
Non-current liabilities
Due to seller	1,460
Note payable	1,459
Lease liability – non-current (provisional)	1,632
Miscellaneous liabilities	21
Total liabilities	24,295
Total net assets acquired	33,966
Purchase price allocation
Net identifiable assets acquired	33,966
Goodwill (provisional)	30,412
64,378
Net cash outflows
Cash consideration paid	(18,044)
Cash acquired	221
(17,823)
Acquisition costs expensed
Three months ended August 31, 2021	489
Nine months ended August 31, 2021	1,462

(i)            Milestone consideration can be settled using cash or common shares at the Company’s discretion.

During the three and nine months ended August 31, 2021, the Company’s consolidated revenue included $4,725 from Green Roads. In addition, for the three and nine months ended August 31, 2021, the Company’s consolidated loss included a net loss of $ 588 from Green Roads. If Green Roads had been acquired on December 1, 2020, total revenue from Green Roads would have been $16,851 and the net loss would have been $8,651.

Goodwill arising from the business combination represents expected synergies, future income and growth that are not separately recognized. Goodwill arising on this acquisition is expected to be fully deductible for tax purposes.

As of August 31, 2021, Goodwill related to Green Roads was $31,195 following adjustments related to foreign exchange.

7. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	August 31,	November 30,
	2021	2020
	$	$
Deposits – raw material inventory	9,447	8,759
Deposits – leases and equipment	1,252	2,707
Prepaid expenses	5,672	964
Restricted short-term investments	201	100
	16,572	12,530

The restricted short-term investment balance consists of $100 and $101 guaranteed investment certificates maturing on August 20, 2022 and June 10, 2022, respectively, and bearing annual interest rates of 0.10% and 0.10% respectively. These investments are held as security for corporate credit card facilities.

13

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements
For the Nine Months Ended August 31, 2021 and 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

8. PROMISSORY NOTE RECEIVABLE

$
Balance, November 30, 2020	1,409
Additions	850
Interest and fees	217
Acquisition consideration (Note 6)	(762)
Repayment	(1,625)
Balance, August 31, 2021	89

On September 4, 2020, the Company converted a $1,360 trade accounts receivable balance of a Canadian licensed producer to a promissory note in the amount of $1,360 which accrued interest at 15% per annum. The promissory note held a second ranking security interest, to the senior lender, over the licensed producers’ assets. On February 23, 2021, the promissory note was repaid in full for proceeds of $1,614 including accrued interest and fees of $254.

On June 17, 2021, the Company acquired a $100 promissory note receivable held by Green Roads. The note is owed by a U.S CBD Company and payment terms are $5 biweekly payments. No interest is earned on the balance.

9. PROPERTY, PLANT AND EQUIPMENT

				Computer	Office
				equipment	furniture	Lab and
				and	and	production	Right-of-
	Land	Buildings	Leaseholds	software	equipment	equipment	use asset	Vehicles	Total
	$	$	$	$	$	$	$	$	$
Cost
Balance, November 30, 2019	3,699	13,759	116	546	659	11,554	-	-	30,333
Additions	-	21,447	332	342	364	3,238	4,969	-	30,692
Disposals	-	-	-	(88)	-	(366)	(285)	-	(739)
Balance, November 30, 2020	3,699	35,206	448	800	1,023	14,426	4,684	-	60,286
Additions	-	2,831	1,450	218	186	6,925	-	-	11,610
Additions from LYF acquisition (Note 6)	1,160	4,155	-	26	320	1,409	-	-	7,070

Additions from GR acquisition (Note 6) including foreign exchange adjustmentsof $71	-	-	81	88	314	305	2,029	45	2,862
Disposals	-	(7)	-	(16)	-	(79)	-	-	(102)
Balance, August 31, 2021	4,859	42,185	1,979	1,116	1,843	22,986	6,713	45	81,726
Accumulated depreciation
Balance, November 30, 2019	-	779	-	348	362	2,470	-	-	3,959
Depreciation	-	417	9	193	193	2,124	487	-	3,423
Disposals	-	-	-	(86)	-	(23)	(143)	-	(252)
Balance, November 30, 2020	-	1,196	9	455	555	4,571	344	-	7,130
Depreciation	-	896	27	190	248	1,788	676	5	3,830
Disposals	-	-	-	(2)	-	(8)	-	-	(10)
Balance, August 31, 2021	-	2,092	36	643	803	6,351	1,020	5	10,950
Carrying value
November 30, 2020	3,699	34,010	439	345	468	9,855	4,340	-	53,156
August 31, 2021	4,859	40,093	1,943	473	1,040	16,635	5,693	40	70,776

During the three and nine months ended August 31, 2021, the Company recognized $1,566 and $3,830 of depreciation (three and nine months ended August 31, 2020 – $851 and $2,409). Of this amount, $576 and $1,298 was applied to inventory during the three and nine months ended August 31, 2021 (three and nine months ended August 31, 2020 - $98 and $505).

14

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements For the Nine Months Ended August 31, 2021 and 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

10. INTANGIBLE ASSETS

	SoRSE			Micro-
Manufacturing		LYF	Customer	Processing
	and Sales	Sales	Relationshi	License
	License	License	ps	Application	Brand	Other	Total
Cost	$	$	$	$	$	$	$
Balance, November 30, 2019	14,266	-	430	2,980	130	9	17,815
Additions	24,183	-	-	-	-	35	24,218
Balance, November 30, 2020	38,449	-	430	2,980	130	44	42,033
Additions	-	-	-	-	-	157	157
Additions from LYF acquisition (Note 6)	-	9,220	710	-	3,926	-	13,856
Additions from GR acquisition (Note 6) including foreign exchange adjustments of $899	-	-	6,965	-	28,828	-	35,793
Balance, August 31, 2021	38,449	9,220	8,105	2,980	32,884	201	91,839
Accumulated amortization
Balance, November 30, 2019	2,854	-	18	-	-	-	2,872
Amortization	7,118	-	215	-	-	9	7,342
Balance, November 30, 2020	9,972	-	233	-	-	9	10,214
Amortization	5,340	91	517	-	193	14	6,155
Balance, August 31, 2021	15,312	91	750	-	193	23	16,369
Carrying value
November 30, 2020	28,477	-	197	2,980	130	35	31,819
August 31, 2021	23,137	9,129	7,355	2,980	32,691	178	75,470

11. INVENTORY

	August 31,	November 30,
	2021	2020
	$	$
Dried cannabis and hemp biomass	3,550	3,558
Extracted cannabis and hemp oils	16,407	11,146
Finished goods	5,074	1,514
Packaging and supplies	6,414	3,650
	31,445	19,868
Less: Inventory valuation allowance	(1,840)	(5,485)
	29,605	14,383

Inventory expensed to cost of sales for the three and nine months ended August 31, 2021 was $ 14,076 and $37,725 (three and nine months ended August 31, 2020 - $8,903 and $28,949). During the three and nine months ended August 31, 2021, the Company recorded an inventory valuation allowance of $119 and $664 (three and nine months ended August 31, 2020 - $504 and $4,398).

15

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements
For the Nine Months Ended August 31, 2021 and 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

12. TERM LOAN AND OTHER DEBT

Term Loan	$
Balance, November 30, 2020	9,500
Additions	-
Repayment (i)	(1,625)
Balance, August 31, 2021	7,875
Deferred financing costs
Balance, November 30, 2020	562
Additions (iv)	46
Accretion (ii,iii)	(565)
Balance, August 31, 2021	43
Total term loan, net of deferred financing costs	7,832
Current portion (iii)	(7,832)
Non-current portion	-

On May 29, 2020, the Company entered into a syndicated credit facility (the “Credit Facility”) with a pair of Canadian Financial Institutions (together, the “Lenders”). Under the terms of the credit facility, as of May 29, 2020 the Lenders committed to provide the Company up to $40,000 of secured debt financing at interest rates based on prime plus a margin that ranges between 2.0% and 2.5% per annum depending on certain financial covenants. The Credit Facility initially provided for a $20,000 secured term loan, which was fully drawn on May 29, 2020 and up to a $20,000 secured revolving loan, which has not been drawn as at August 31, 2021. In addition, the credit facility initially contained an accordion feature that could allow the Company to increase the aggregate commitments by up to an additional $10,000. The credit facility has a three-year term, maturing May 29, 2023 and is secured by a first ranking charge over substantially all the Company’s assets. The Company may repay the loan without penalty, at any time and contains customary financial and restrictive covenants.

On November 30, 2020, it was determined that the term loan no longer provided the flexibility required to support the business or management’s strategic objectives. Accordingly, on November 30, 2020, the Company made a voluntary prepayment of $9,500 borrowed pursuant to the term loan, which reduced the secured revolving loan to $9,500, and the credit facility was amended: (i) to remove an accordion feature that previously allowed the Company to increase the aggregate commitments under the credit facility by up to an additional $10,000, (ii) to amend certain financial covenants including the senior leverage ratio and the fixed charge coverage ratio and the basis of EBITDA calculations for these financial covenants to be determined on an annualized forward looking basis commencing in the first quarter of 2021, (iii) the addition of a minimum liquidity covenant of $5,000 until June 30, 2021 (iv) the addition of a fourth tier of pricing resulting in interest on the term loan of prime plus 2.00% to prime plus 2.75% depending on certain financial covenants and (v) a waiver was received from the Lender relating to the fourth quarter of 2020 financial covenants. The Company incurred and deferred $57 to secure the amendment, whose costs are included in the value of the term loan and amortized over the remaining life of the loan.

i.	The Company is required to repay the term loan component at a minimum $500 per quarter for four quarters commencing August 31, 2020, $625 per quarter commencing on August 31, 2021 for four quarters, and $750 per quarter commencing on August 31, 2022 for three quarters, with the balance due May 29, 2023.

ii.	The Company incurred and deferred $606 of costs to secure the loan. The term loan is recorded at amortized cost, with the deferred financing costs included in the carrying value of the term loan and amortized using the effective interest rate method. As at August 31, 2021, the applicable interest rate on the term loan was 4.4%. For the three and nine months ended August 31, 2021, the Company incurred financing costs on the Credit Facility of $278 and $603 (three and nine months ended August 31, 2020 - $199 and $199).

16

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements
For the Nine Months Ended August 31, 2021 and 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

12.	TERM LOAN AND OTHER DEBT – continued

iii.	As of August 31, 2021, the Company was in breach of certain financial covenants under the credit facility. Accordingly, the remaining balance of the loan was classified as current and recorded at the amount due on demand. Additionally, during the nine months ended August 31, 2021, the Company accelerated the accretion of the remaining deferred financing costs associated with the credit facility, resulting in the recognition of $506 of accelerated accretion.

iv.	Furthermore, on June 17, 2021, the Company incurred a further $46 of deferred financing to secure the second amending agreement with the lender.

On June 17, 2021, the Company entered into a second amending agreement with the lenders. Within the agreement, the Company received a waiver for the historical covenant defaults and received consent to the financial covenants’ relief (in the form of a pre-emptive waiver) for each of the fiscal quarters ending from the date of the waiver to February 28, 2022. The consent and waiver are subject to: (i) the Company agreeing that the availability under the revolving facility be reduced to zero, and (ii) the Company will continue to deliver a compliance certificate. In addition, during the covenant suspension period, the Company shall maintain liquidity of not less than $10,000, calculated monthly as of the last business day of each calendar month. This monthly calculation is to be included within a monthly liquidity report to be delivered monthly to the lenders. Due to the fact that waivers have not been obtained for the full twelve-month period following the balance sheet date, the Company has classified the balance as current liabilities.

The Company’s required repayments on the term loan due in each of the next reporting years are as follows:

2021	$625
2022	2,750
2023	4,500
7,875

In addition to the credit facility discussed above, there is also debt held in relation to a vehicle used at Green Roads. The vehicle debt contributes $11 and $19 to the term loan current and non-current balances respectively.

13. CONTRACTUAL OBLIGATION

Balance, November 30, 2019	$-
Contract Execution	11,227
Accretion	611
Payment	(964)
Foreign exchange gain	(173)
Balance, November 30, 2020	10,701
Accretion	389
Payment	(1,545)
Foreign exchange gain	(277)
Balance, August 31, 2021	9,268
Current portion	(2,478)
Non-current portion	6,790

17

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements
For the Nine Months Ended August 31, 2021 and 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

14.	NET REVENUE

Net revenue is disaggregated by revenue stream and timing of revenue recognition.

	For the three months ended		For the nine months ended
	August 31,		August 31,
	2021	2020	2021	2020
	$	$	$	$
Toll processing and co-packing	624	2,644	3,858	26,292
Product sales	19,525	15,059	54,262	40,196
Analytical testing	346	425	1,153	1,247
Other revenue	495	-	495	-
	20,990	18,128	59,768	67,735
Products transferred at a point in time	20,298	15,484	55,843	41,443
Products/services transferred over time	692	2,644	3,925	26,292
	20,990	18,128	59,768	67,735

15.	GOVERNMENT ASSISTANCE

The Company applied for COVID-19 financial relief in Canada under the Canada Emergency Wage Subsidy (“CEWS”) program. The CEWS program is a wage subsidy program launched by the Canadian federal government to qualifying employers to subsidize payroll costs during the COVID-19 pandemic. The qualified subsidy amounts received under the CEWS program are non-repayable.

As at August 31, 2021, the Company qualified to receive the CEWS, and of the $3,086 and $7,184 applied for in the three and nine months ended August 31, 2021 (August 31, 2020 - $2,061 and $2,980), $nil and $4,758 has been received with $2,426 (August 31, 2020 - $1,106) accrued for under trade and other receivables (Note 5). For the $3,086 and $7,184 applied for in the three and nine months ended August 31, 2021, the Company has applied the CEWS as a reduction against the following:

	For the three months ended		For the nine months ended
	August 31,		August 31,
	2021	2020	2021	2020
	$	$	$	$
Inventory / Cost of sales	761	1,579	1,532	1,579
Wages and salaries	2,325	482	5,652	1,401
	3,086	2,061	7,184	2,980

As at August 31, 2021, $246 of CEWS is currently within inventory.

16.	RELATED PARTY TRANSACTIONS

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. The Company has defined key management personnel to include the CEO, CFO, COO, President, Executive Vice Presidents and directors of the Company.

18

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months Ended August 31, 2021 and 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

16.	RELATED PARTY TRANSACTIONS – continued

The remuneration and other payments to the Company’s directors and other key management personnel are as follows:

	For the three months ended		For the nine months ended
	August 31,		August 31,
	2021	2020	2021	2020
	$	$	$	$
Management and consulting fees	-	131	-	436
Wages and salaries	656	411	1,738	1,106
Share-based payments	846	937	3,056	3,620
Joint venture termination cost	-	-	-	931
	1,502	1,479	4,794	6,093

As at August 31, 2021, other non-current receivables included $501 due from key management personnel in connection with payroll taxes resulting from share-based payments. As at November 30, 2020 these receivables were $771 and included in trade and other receivables. On January 20, 2021, repayment terms on these receivable balances were agreed to with key management personnel. The balances are due January 20, 2024 and accrue interest at a rate of 2.45% per annum. For the three and nine months ended August 31, 2021, the balances accrued $4 and $13 of interest income.

17.	SHARE CAPITAL AND RESERVES

Authorized share capital

The Company is authorized to issue an unlimited number of common and preferred shares with no par value.

Issued shares

Nine months ended August 31, 2021:

(a)	The Company issued 137,828 common shares in connection with the vesting and release of 275,640 RSUs resulting in an increase to share capital of $101 and a decrease in cash and cash equivalents of $376 in relation to withholding taxes paid.

(b)	The Company issued 3,500 common shares at a price of $2.55 per common share in connection with the exercise of warrants for gross proceeds of $9. As a result of the exercise of the warrants, the fair value of the warrants amounting to $1 was reclassified from reserves to share capital.

(c)	The Company issued 349,028 common shares in connection with the exercise of options for gross proceeds of $757. As a result of the exercise of options, the fair value of the options amounting to $677 was reclassified from reserves to share capital.

(d)	On January 29, 2021, the Company closed a bought deal financing pursuant to which the Company issued 19,364,000 units valued at $39,696 which were comprised of one common share of the Company and one-half share purchase warrant. The total consideration of the units issued was allocated $32,701 to common shares and $4,066 to share purchase warrants. Each full share purchase warrant is exercisable at a price of $2.55 per share for a period of thirty-six from the date of closing. In connection with the financing, the Company incurred share issuance costs of $2,929 that were recorded to equity.

19

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months Ended August 31, 2021 and 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

17. SHARE CAPITAL AND RESERVES – continued

On June 1, 2021, the Company closed a bought deal financing, pursuant to which the Company issued 13,940,300 units valued at $ 46,003 which were comprised of one common share of the Company and one-half share purchase warrant. The total consideration of the units issued was allocated $42,876 to common shares and $279 to share purchase warrants. Each full share purchase warrant is exercisable at a price of $4.15 per share for a period of thirty-six months from the date of closing. In connection with the financing, the Company incurred share issuance costs of $2,848 that were recorded to equity.

(e)	The Company issued 410,000 common shares in connection with employment compensation agreements resulting in a decrease in the obligation to issue shares of $334 and increase in share capital of $588.

(f)	The Company issued 9,318,095 common shares valued at $16,214 in connection with the acquisition of LYF (Note 6).

(g)	The Company issued 12,284,178 common shares valued at $40,439 in connection with the acquisition of GR (Note 6).

Nine months ended August 31, 2020:

(h)	The Company issued 175,424 common shares and 87,712 warrants exercisable at a price of $4.00 per common share in connection with the exercise of broker warrants for gross proceeds of $518. As a result of the exercise of the warrants, the fair value of the warrants amounting to $333 was reclassified from reserves to share capital.

(i)	The Company issued 81,250 common shares in connection with the exercise of options for gross proceeds of $93. As a result of the exercise of options, the fair value of the options amounting to $89 was reclassified from reserves to share capital.

(j)	The Company issued 900,000 common shares in connection with employment and consulting compensation agreements resulting in a decrease in the obligation to issue shares of $219 and increase in share capital of $1,440.

(k)	The Company issued 1,730,432 common shares valued at $5,070 in connection with the expansion of the SoRSE agreement (Note 10).

(l)	The Company cancelled 43,600 common shares repurchased through the normal course issuer bid resulting in a decrease in share capital by $54.

Warrants

The following table summarizes warrant activity during the nine months ended August 31, 2021 and the year ended November 30, 2020:

	Number of Warrants	Weighted Average Exercise Price $
Balance, outstanding November 30, 2019	8,988,810	3.91
Issued	87,712	4.00
Exercised	(175,424)	2.95
Expired	-	-
Balance, outstanding November 30, 2020	8,901,098	3.93
Issued	16,652,150	3.22
Exercised	(3,500)	2.55
Expired	(7,901,098)	3.96
Balance, outstanding August 31, 2021	17,648,650	3.25

20

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months Ended August 31, 2021 and 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

17.	SHARE CAPITAL AND RESERVES – continued

The following table summarizes the warrants outstanding as at August 31, 2021:

Warrants Outstanding	Warrants Exercisable	Exercise price $	Expiry date
400,000	400,000	3.50	October 26, 2023
300,000	300,000	3.75	October 26, 2023
300,000	300,000	4.00	October 26, 2023
9,678,500	9,678,500	2.55	January 29, 2024
6,970,150	6,970,150	4.15	June 1, 2024
17,648,650	17,648,650

Obligation to issue shares

The Company has entered into an agreement with an officer, to issue the following shares:

	Number of shares to be issued
	2021	2022	2023	Total
Officer	150,000	600,000	450,000	1,200,000

Of the amount recognized for the obligation to issue shares, for the three and nine months ended August 31, 2021, $151 and $530 was recorded as share-based payments expense related to the issue of 150,000 shares and 500,000 shares (three and nine months ended August 31, 2020 - $326 and $1,221 related to the issue of 300,000 shares and 900,000 shares).

Upon termination of the services, the entitlement to the shares may be forfeited. Any share-based payments previously recognized related to the remaining unvested tranches will be reversed against profit and loss.

Escrow shares

In connection with the acquisition of Pommies, 604,052 common shares were placed in escrow subject to indemnity provisions and the achievement of specific milestones outlined in the share purchase agreement. In connection with the acquisition of LYF (Note 6), 2,266,666 common shares were placed in escrow subject to indemnity provisions and the achievement of specific milestones outlined in the share purchase agreement. In connection with the acquisition of GR (Note 6), there were 4,304,300 common shares placed in escrow subject to the resolution and settlement of certain tax matters, in which the sellers are required to indemnify the Company. At August 31, 2021 these shares remain in escrow as the milestones have not yet been achieved.

Omnibus long-term incentive plan

The Company has in place an omnibus long-term incentive plan (“LTIP”), which allows for a variety of equity-based awards that provide different types of incentives to be granted to certain officers, employees and consultants (in the case of options (“Options”), performance share units (“PSU”) and restricted share units (“RSU”)) and directors (in the case of deferred share units (“DSU”)). Any existing options that were granted prior to the effective date of the LTIP pursuant to the Company’s existing stock option plan (“Legacy Option Plan”).

21

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months Ended August 31, 2021 and 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

17.	SHARE CAPITAL AND RESERVES – continued LTIP option plan

The following table summarizes LTIP stock option activity during the nine months ended August 31, 2021 and the fiscal year ended November 30, 2020:

	Number of Options	Weighted Average Exercise Price $
Balance outstanding, November 30, 2019	-	-
Issued	1,618,481	1.73
Cancelled and forfeited	(574)	1.73
Balance outstanding, November 30, 2020	1,617,907	1.73
Issued	150,000	3.47
Exercised	(53,695)	1.73
Cancelled and forfeited	(78,904)	1.73
Balance outstanding, August 31, 2021	1,635,308	1.89
Options exercisable, August 31, 2021	900,318	1.73

The following table summarizes the LTIP stock options outstanding and exercisable as at August 31, 2021:

Options outstanding	Options exercisable	Exercise price $	Expiry date
150,000	-	3.47	May 16, 2026
1,485,308	900,318	1.73	October 18, 2025
1,635,308	900,318

The Company used the Black-Scholes option pricing model to establish the fair value of LTIP options granted by applying the following weighted average assumptions at issuance:

	2021	2020
Average dividend per share	-	-
Average forecasted volatility	96.5%	-
Average risk-free interest rate	0.95%	-
Average expected life	5 years	-
Forfeiture rate	4.68%	-
Fair value – weighted average of options issued	$2.52	-

22

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months Ended August 31, 2021 and 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

17.	SHARE CAPITAL AND RESERVES – continued LTIP RSU’s and DSU’s

The following table summarizes LTIP RSU and DSU activity during the nine months ended August 31, 2021 and the fiscal year ended November 30, 2020:

	Number of RSUs and DSUs	Weighted Average Issue Price of RSUs/DSUs $
Balance outstanding, November 30, 2019	-
Issued	1,207,875	1.73
Released and issued	(340,355)	1.73
Balance outstanding, November 30, 2020	867,520	1.73
Issued	179,525	2.51
Released and issued	(275,640)	1.73
Cancelled and forfeited	(27,892)	1.73
Balance outstanding, August 31, 2021	743,513	1.92

The following table summarizes the LTIP RSUs and DSUs outstanding as at August 31, 2021:

RSUs and DSUs outstanding	Grant date
563,988	October 19, 2020
84,265	February 26, 2021
46,875	May 27, 2021
48,385	August 27, 2021
743,513

Legacy option plan

The following table summarizes legacy stock option activity during the nine months ended August 31, 2021 and the fiscal year ended November 30, 2020:

	Number of Options	Weighted Average Exercise Price $
Balance outstanding, November 30, 2019	7,673,362	2.75
Exercised	(436,650)	0.75
Cancelled and forfeited	(408,750)	3.36
Balance outstanding, November 30, 2020	6,827,962	2.84
Exercised	(295,333)	2.25
Cancelled and forfeited	(402,500)	4.10
Balance outstanding, August 31, 2021	6,130,129	2.79
Options exercisable, August 31, 2021	5,087,619	2.58

23

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months Ended August 31, 2021 and 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

17.	SHARE CAPITAL AND RESERVES – continued

The following table summarizes the legacy stock options outstanding and exercisable as at August 31, 2021:

Options outstanding	Options exercisable	Exercise price $	Expiry date
538,462	538,462	0.65	November 30, 2021
600,000	600,000	1.07	July 9, 2023
2,146,667	2,007,921	1.95	October 13, 2023
750,000	562,500	4.21	May 26, 2024
1,905,000	1,311,653	4.32	July 14, 2024
190,000	67,083	2.79	October 14, 2024
6,130,129	5,087,619

Share-based payments

For the three and nine months ended the Company recorded the following share-based payments:

	For the three months ended		For the nine months ended
	August 31,		August 31,
	2021	2020	2021	2020
Legacy stock options	277	1,286	1,424	5,262
LTIP stock options	280	-	932	-
LTIP RSUs and DSUs	344	-	1,142	-
Obligation to issue shares	151	326	530	1,221
	1,052	1,612	4,028	6,483

18.	INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes for the three and nine months ended August 31, 2021 and August 31, 2020 is as follows:

	For the three months ended		For the nine months ended
	August 31,		August 31,
	2021	2020	2021	2020
	$	$	$	$
Income (loss) before income taxes	(14,627)	(3,143)	(32,288)	(1,651)
Statutory rate	27%	27%	27%	27%
Expected income tax (recovery) at statutory rates	(3,949)	(849)	(8,718)	(446)
Change in statutory rates and other	4	(1)	(26)	-
Permanent differences	72	247	928	1,418
Adjustment to prior year provision versus statutory tax return	-	-	39	(732)
Change in unrecognized deductible temporary differences	2,045	524	3,100	2,156
Income taxes	(1,828)	(79)	(4,677)	2,396

24

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements
For the Nine Months Ended August 31, 2021 and 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

19.	CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to maintain operations. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. The Company defines capital that it manages as shareholders equity and debt.

The Company has historically relied on both the equity markets and debt markets to fund its activities. Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable to ensure optimal capital structure to reduce the cost of capital.

The Company currently is not subject to externally imposed capital requirements.

20.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The carrying values of the financial instruments as at August 31, 2021 are summarized in the following table:

		Financial assets /
		liabilities
		designated as fair
		value through
	Amortized cost	profit and loss	Total
	$	$	$
Assets
Cash and restricted cash	32,456	-	32,456
Restricted short-term investments	-	201	201
Receivables (excluding unbilled revenue)	40,931	-	40,931
Indemnity Asset	14,170	-	14,170
Liabilities
Accounts payable and accrued liabilities	29,684	-	29,684
Notes payable	1,333	-	1,333
Contingent consideration	-	12,245	12,245
Other liability	-	14,170	14,170
Contractual obligation	9,268	-	9,268
Lease liabilities	6,434	-	6,434
Term loan and other debt	7,862	-	7,862

Fair value of financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly fashion between market participants. The Company records certain financial instruments at fair value. Fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

a)	Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;

b)	Level 2 inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and,

c)	Level 3 inputs are unobservable inputs for the asset or liability.

The carrying amounts of cash, receivables and accounts payable and accrued liabilities approximate their fair values due to their short-term nature. The carrying value of the term loan approximates its fair value due to the floating interest rate. Unbilled revenue on products/services transferred over time is not a financial instrument and is excluded from the table above. The fair value of financial instruments not carried at fair value were assessed using level 2 inputs.

25

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements
For the Nine Months Ended August 31, 2021 and 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

20.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT – continued

The fair values of restricted short-term investments were measured based on level 1 inputs.

The fair value of LYF contingent consideration payable was measured at fair value based on unobservable inputs and is considered a level 3 financial instrument. A Monte Carlo simulation was run to determine the fair value of contingent consideration based on the level 3 inputs. The primary inputs that drove the simulation were the forecast EBITDA, discount rate, and volatility. As at August 31, 2021, the discount rate used was 30% and the volatility used was 110%. If the forecast EBITDA increased or decreased by 5%, the estimated fair value of the contingent consideration would increase or decrease by approximately $200. If the discount rate increased or decreased by 5%, the estimated fair value of the contingent consideration would increase or decrease by approximately $250. If the implied volatility increased or decreased by 5%, the estimated fair value of the contingent consideration would increase or decrease by approximately $50.

The fair value of GR contingent consideration payable was measured at fair value based on unobservable inputs and is considered a level 3 financial instrument. A Monte Carlo simulation was run to determine the fair value of contingent consideration based on the level 3 inputs. The primary inputs that drove the simulation were the forecast EBITDA, discount rate, and volatility. As at August 31, 2021, the discount rate used was 20% and the volatility used was 105%. If the forecast EBITDA increased or decreased by 5%, the estimated fair value of the contingent consideration would increase or decrease by approximately $360. If the discount rate increased or decreased by 5%, the estimated fair value of the contingent consideration would increase or decrease by approximately $340. If the implied volatility increased or decreased by 5%, the estimated fair value of the contingent consideration would increase or decrease by approximately $210.

The Company is exposed to varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of counterparty limits, controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Interest risk

The Company’s exposure to interest risk relates to its investment of surplus cash, restricted short-term investments and balances outstanding under the term loan. The Company may invest surplus cash in highly liquid investments with short terms to maturity and would accumulate interest at prevailing rates for such investments. At August 31, 2021, the Company had cash, restricted cash, and restricted short-term investments of $32,657 and a balance of $7,862 on a term loan (November 30, 2020 - $20,444 and $9,500). At August 31, 2021, a 1% decrease in interest rates would result in a reduction in interest income by $327 (November 30, 2020 - $204) and a reduction of interest expense of $79 (November 30, 2020 – $95), compared to a 1% increase in interest rates which would have an equal and opposite effect.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, restricted short-term investments, and receivables. The Company’s cash, and restricted short-term investments are held through large Canadian financial institutions and no losses have been incurred in relation to these items.

The Company’s receivables are comprised of trade accounts receivable, GST input tax credits, unbilled revenues, and government assistance receivable. In addition, the Company has $23,954 in trade accounts receivable outstanding over 60 days at August 31, 2021 (November 30, 2020 – $11,127). The expected credit loss for overdue balances is estimated to be $905 (November 30, 2020 - $573) based on subsequent collections, discussions with associated customers and analysis of the credit worthiness of the customer. Of the total invoiced trade receivables at August 31, 2021, the Company has subsequently collected, has trade payables outstanding with the same customers or has recorded an expected credit loss provision representing 68% of the total balance. Of the Company’s trade receivables outstanding at August 31, 2021, 48% are held with four Health Canada licensed

26

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements
For the Nine Months Ended August 31, 2021 and 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

20.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT – continued

customers of the Company and 16% are held with three provincial boards (November 30, 2020 – 50% held with two Health Canada licensed customer and 18% held with provincial boards).

The carrying amount of cash, restricted cash, restricted short-term investments, promissory note receivable, other non-current receivables and trade and other receivables represent the maximum exposure to credit risk, and as at August 31, 2021, this amounted to $74,363 (November 30, 2020 - $49,397).

Economic dependence risk

Economic dependence risk is the risk of reliance upon a select number of customers which significantly impact the financial performance of the Company. The Company recorded sales from four Health Canada licensed customers of the Company representing 34% and 35% of total revenue in the three and nine months ended August 31, 2021 (August 31, 2020 – four Health Canada licensed customers representing 82% and 60% of total revenue in the three and nine months ended). The Company recorded sales from three provincial boards representing 41% and 38% of total revenue in the three and nine months ended August 31, 2021 (August 31, 2020 – three provincial boards representing 8% and 2% of total revenue in the three and nine months ended).

Liquidity risk

Liquidity risk is the risk that the Company will not be able to pay financial instrument liabilities as they come due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. As at August 31, 2021, the Company has $31,159 of cash, and restricted short-term investments (November 30, 2020 - $20,444). The Company is obligated to pay accounts payable and accrued liabilities, current portion of the lease liability, contractual obligation, contingent consideration and term loan with a carrying amount of $42,711 (November 30, 2020 - $18,628).

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash, trade and other receivables, promissory notes receivable, accounts payable and accrued liabilities, and contractual obligations (including contingent consideration) that are denominated in US dollars. As at August 31, 2021, a 10% appreciation of the Canadian dollar relative to the US dollar would have decreased loss for the period by approximately $111 (November 30, 2020 – $1,073). A 10% depreciation of the Canadian dollar relative to the US dollar would have had the equal but opposite effect.

In addition, the Company is exposed to foreign currency risk on fluctuations related to a commitment that is denominated in Australian dollars. As at August 31, 2021, a 10% appreciation of the Canadian dollar relative to the Australian dollar would have decreased the commitment by approximately $682 (November 30, 2020 – $851). A 10% depreciation of the Canadian dollar relative to the Australian dollar would have had the equal but opposite effect.

21.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Non-cash transactions relate to the following:

	August 31,	August 31,
	2021	2020
	$	$
Equipment accrued through accounts payable	263	1,711
Shares issued to acquire intangible asset	-	5,070
Contractual obligation incurred to acquire intangible asset	-	11,227
Share units released – non-cash portion	477	-
Settlement of obligation to issue shares	863	1,440
Exercise of warrants – non-cash portion	1	-

27

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements
For the Nine Months Ended August 31, 2021 and 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

21. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS – continued

Exercise of options – non-cash portion	678	-
Settlement of finders’ fee payable	-	99
Warrants issued pursuant to bought deal financing	4,345	-
Right of use assets acquired through lease liability	-	4,969

Total interest paid during the three and nine months ended August 31, 2021 was $278 and $603 (three and nine months ended August 31, 2020 - $nil and $606).

22.	COMMITMENTS AND CONTINGENCIES

(a)	The Company has purchase commitments for hemp and cannabis biomass totalling $4,650 over the next two years. In May 2020, the Company renegotiated a biomass supply agreement to reduce the price paid per kilogram of biomass to address compression in pricing seen in the industry. The Company was able to proactively secure this amendment because of the reduction in prices of biomass in the market. Management negotiated the aforementioned price reduction in order to ensure that Valens’ input biomass would remain competitive with broader market prices. This amendment also resulted in a decrease in the Company’s reported commitment under this agreement.

During the year ended November 30, 2020, the Company recognized a $1,819 onerous contract loss that has been included in the calculation of consolidated loss and comprehensive loss for the year. The onerous contract loss is related to these fixed price supply agreements, as the costs and purchase obligations under the contract exceed the economic benefits expected to be received. For agreements in which the Company recorded a prepaid deposit, the $1,819 loss was attributed against the prepaid balance of $1,000 and for all other agreements an onerous contracts provision was recorded of $819. As at August 31, 2021 the onerous contract liability has been extinguished with a balance of $nil. The Company did not identify other onerous contracts in fiscal 2021.

(b)	Effective May 14, 2020, the Company entered into a five-year non-exclusive distribution agreement with Cannvalate Pty Ltd. (“Cannvalate”). The agreement is based on a pay for performance model, providing Cannvalate achieves milestones based on certain financial targets and facility construction and licensing timelines outlined in the agreement. The Company will pay $9,247 in consulting fees over the term of the agreement, subject to Cannvalate meeting the milestones as defined in the agreement. As at August 31, 2021, $6,824 remains payable under the terms of this agreement.

Based on the above, the future commitments, which include other purchase commitments due in each of the next five reporting years are as follows:

$
2021	4,130
2022	2,794
2023	1,820
2024	1,820
2025	910
Thereafter	-
11,474

23.	SEGMENTED INFORMATION

The Company has three reportable segments, cannabis operations, analytical testing and corporate, which is the way the Company reports information to its chief decision makers and Board of Directors.

Cannabis operations processing segment includes the extraction, post-processing, and white label manufacturing sales transactions under the standard processing and standard cultivation license issued by Health Canada or other

28

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements
For the Nine Months Ended August 31, 2021 and 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

23.	SEGMENTED INFORMATION – continued

regulator. Segment assets include cash, inventories, and equipment relating to the Company’s extraction, post-processing and white label manufacturing facility in Kelowna, BC, the LYF manufacturing facility in Kelowna, BC, the Pommies beverage facility in Bolton, Ontario, and the Green Roads manufacturing facility in Florida, United States.

The analytical testing segment includes the provision of testing services for cannabis products under an analytical testing license provided by Health Canada. Segment assets include cash, inventories, and equipment relating to the Company’s laboratory facility located in Kelowna, BC.

The corporate segment includes corporate growth activities, administration, financial and other support to other business units and inter-segment eliminations.

The operating segments for the three months ended:

	August 31, 2021				August 31, 2020
	Cannabis	Analytical			Cannabis	Analytical
	Operations	Testing	Corporate	Total	Operations	Testing	Corporate	Total
	$	$	$	$	$	$	$	$
Net				20,990				18,128
revenue	18,268	1,053	1,669	17,702		722	(296)
Cost of
sales &
inventory				15,361				10,815
allowance	13,947	108	1,306	10,909		95	(189)
Other	4,321	945	363	5,629	6,793	627	(107)	7,313
operating				19,504				10,675
expenses	13,232	255	6,017	6,742		137	3,796
Non-	(8,911)	690	(5,654)	(13,875)	51	490	(3,903)	(3,362)
operating
(income)				(1,076)				(298)
expense	(3,821)	153	2,592	443		124	(865)
Net
income				(12,799)				(3,064)
(loss)	(5,090)	537	(8,246)	(392)		366	(3,038)
Total				325,832				193,857
assets	213,384	1,694	110,754	71,441		1,828	120,588
Total				83,677				53,104
liabilities	33,869	492	49,316	16,369		377	36,358

The geographical breakdown for the three months ended:

	August 31, 2021			August 31, 2020
	Domestic	Foreign	Total	Domestic	Foreign	Total
	$	$	$	$	$	$
Net revenue	15,770	5,220	20,990	17,992	136	18,128

Included in net revenue arising from the cannabis operations segment is $3,414 from Customer A, $2,997 from Customer B, $2,854 from Customer C, $2,486 from Customer D, and $2,304 from Customer E. Customers A through E each contributed 10 per cent or more to the Company’s net revenue for the three months ended August 31, 2021 (Three months ended August 31, 2020 – Customer B $6,144, Customer I $4,259, and Customer H $3,234).

29

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial
Statements For the Nine Months Ended August 31, 2021 and 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

23.	SEGMENTED INFORMATION – continued

The operating segments for the nine months ended:

	August 31, 2021				August 31, 2020
	Cannabis	Analytical			Cannabis	Analytical
	Operations	Testing	Corporate	Total	Operations	Testing	Corporate	Total
	$	$	$	$	$	$	$	$
Net				59,768				67,735
revenue	56,501	2,772	495	66,489		2,048	(802)
Cost of
sales &
inventory				45,234				36,016
allowance	44,348	375	511	35,972		482	(438)
Other	12,153	2,397	(16)	14,534	30,517	1,566	(364)	31,719
operating				46,395				32,095
expenses	30,695	733	14,967	18,571		345	13,179
Non-	(18,542)	1,664	(14,983)	(31,861)	11,946	1,221	(13,543)	(376)
operating
(income)				(4,250)				3,671
expense	(5,872)	337	1,285	3,722		316	(367)
Net
income				(27,611)				(4,047)
(loss)	(12,670)	1,327	(16,268)	8,224		905	(13,176)
Total				325,832				193,857
assets	213,384	1,694	110,754	71,441		1,828	120,588
Total				83,677				53,104
liabilities	33,869	492	49,316	16,369		377	36,358

The geographical breakdown for the nine months ended:

	August 31, 2021			August 31, 2020
	Domestic	Foreign	Total	Domestic	Foreign	Total
	$	$	$	$	$	$
Net
revenue	54,491	5,277	59,768	67,599	136	67,735

Included in net revenue arising from the cannabis operations segment is $8,582 from Customer C, $7,966 from Customer A, $7,239 from Customer D, and $5,941 from Customer E. Customers A, C, D, and E each contributed 10 per cent or more to the Company’s net revenue for the nine months ended August 31, 2021 (Nine months ended August 31, 2020 – Customer F $13,591, Customer G $11,756, and Customer H $10,231).

30

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements
For the Nine Months Ended August 31, 2021 and 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

24. SUBSEQUENT EVENTS

Citizen Stash Acquisition

On August 31, 2021, the Company announced they have entered into an arrangement agreement pursuant to which the Company will acquire all of the issued and outstanding common shares of Citizen Stash (TSX: CSC.V) by way of a court-approved plan of arrangement under the Canadian Business Corporations Act, in an all share transaction. The transaction is valued at approximately $54.3 million on an enterprise value basis.

Under the terms of the arrangement agreement, existing Citizen Stash shareholders will receive 0.1620 of a Company common share for each Citizen Stash common share held. The arrangement requires the approval of at least 66.6% of the votes cast by the shareholders of Citizen Stash. In addition to the approval by Citizen Stash’s shareholders and option holders, the arrangement is subject to the receipt of certain court and stock exchange approvals and the satisfaction of customary conditions precedent in transactions of this nature, as well as certain other specified conditions precedent set out in the arrangement agreement.

Citizen Stash is a licensed cultivator and processor of premium craft cannabis products based in Mission, British Columbia, and will provide Valens the opportunity to unlock additional growth with its extensive and specialized product portfolio in the premium flower and pre-roll segments. Citizen Stash operates a platform comprised of a network of craft contract growing partners from which it selectively sources premium bulk flower grown from Citizen Stash’s industry leading proprietary genetics. Citizen Stash manufactures and packages flower and pre-roll products primarily through manual processes.

31

# AT VALENS, IT'S PERSONAL.

TSX: VLNS | OTCQX: VLNCF